SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ✓          Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes           No   ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: August 18, 2004	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Earnings Release for the Second Quarter of 2004

Exhibit 1.1

Contact:

In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	The Ruth Group
ChipMOS TECHNOLOGIES (Bermuda) LTD.	David Pasquale
+886-6-507-7712	+646-536-7006
s.k._chen@chipmos.com.tw	dpasquale@theruthgroup.com

CHIPMOS REPORTS SECOND QUARTER 2004 RESULTS

Hsinchu, Taiwan, August 18, 2004 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or “the Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the second quarter ended June 30, 2004.

Revenue for the second quarter 2004 was US$128 million or NT$4,323 million, an increase of 86% from US$69 million or NT$2,329 million for the same period in 2003 and an increase of 40% from US$92 million or NT$3,090 million for the first quarter of 2004.

On a consolidated basis, the gross margin for the second quarter of 2004 was 27% compared to 14% for the same period in 2003 and 36% for the first quarter of 2004. Gross margin was 34% for the second quarter of 2004 before taking into account of the effect of the consolidation of CHANTEK ELECTRONIC CO., LTD. (“Chantek”). Net income for the second quarter of 2004 was US$19 million or NT$642 million, and US$0.32 or NT$10.74 per common share, compared to a net income of US$3 million or NT$106 million, and US$0.05 or NT$1.80 per common share for the same period in 2003 and net income of US$16 million or NT$539 million, and US$0.27 or NT$9.03 per common share for the first quarter of 2004.

ChipMOS’s second quarter 2004 consolidated results include the financial results of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS Far East Limited, ChipMOS Logic TECHNOLOGIES INC. (“ChipMOS Logic”), Advanced Micro Chip Technology Co., Ltd. (“AMCT”), Chantek, Modern Mind Technology Limited and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”), and ThaiLin Semiconductor Corp. (“ThaiLin”).

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Our results for the second quarter were above our guidance, building on the growth we experienced in the first quarter and reflecting select inventory building in the market during the second quarter. Demand remained strong for our testing services for memory semiconductors, in particular DRAM and flash memory semiconductors. In our driver IC business, consistent with broader market trends, demand for our testing and assembly services for LCD and other flat-panel display driver semiconductors was slightly lower in the second half of June 2004 as customers were more conservative in their orders.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “From an operations standpoint, we are pleased with our results. We continue to achieve profitable growth, while at the same time investing to support expanding demand at our China facility and in Taiwan. Our gross margin before taking into account the effect of the Chantek consolidation was strong at 34% due to higher sales volumes and our ability to more efficiently leverage our cost structure. We also further strengthened our balance sheet with the addition of another US$34 million from our recent common stock offering. Overall, revenues in the second quarter were significantly above our initial forecast, which we believe is partially due to select inventory building and certain orders being pulled into the second quarter from the third quarter. As a result, we are now seeing customers take a more conservative approach as they wait to see what specific demand levels are in their respective end markets. Results in the third quarter will also be impacted by an appreciation trend in the exchange rate for the US dollar against the NT dollar. Specifically, we now expect net revenues for the third quarter 2004 to be in the range of US$115 million to US$120 million. Our business fundamentals remain strong and we currently expect to see a return to revenue and profit growth in the seasonally stronger fourth quarter based on expected industry growth and our customer forecasts.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed second quarter 2004 results on Wednesday, August 18, 2004 at 7:00PM Taiwan time (7:00AM EDT). The conference call-in number is (973) 582-2706. A live webcast of the conference call will be available at ChipMOS’ website at www.chipmos.com.tw. A replay of the call will be available from 10:00PM Taiwan Time (10:00AM EDT) on Wednesday, August 18 through Wednesday, August 25 by telephone at (973) 341-3080 and at ChipMOS’ website at http://www.chipmos.com.tw. The passcode for both the live call and the replay is 5000196.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended June 30, 2004 and 2003

Expressed in Million of U.S. Dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP									US GAAP
	3 months ended on June 30					Sequential Comparison				3 months ended on June 30
	2Q 2004 USD	% of Sales	2Q 2003 USD	% of Sales	YOY Chg %	2Q 2004 USD	% of Sales	1Q 2004 USD	QOQ Chg %	2Q 2004 USD	% of Sales
Net Revenues	128.1	100.0%	69.0	100.0%	85.7%	128.1	100.0%	91.5	40.0%	128.1	100.0%
Cost of Sales	93.2	72.7%	59.3	86.0%	57.2%	93.2	72.7%	58.3	59.9%	93.2	72.8%

Gross Profits	34.9	27.3%	9.7	14.0%	259.8%	34.9	27.3%	33.2	5.1%	34.9	27.2%

Operating Expenses
R&D	2.0	1.6%	2.0	2.8%	0.0%	2.0	1.6%	2.2	-9.1%	2.0	1.6%
M&S	1.2	1.0%	0.3	0.5%	300.0%	1.2	1.0%	0.4	200.0%	1.2	0.9%
G&A	5.6	4.3%	1.9	2.7%	194.7%	5.6	4.3%	3.4	64.7%	5.6	4.3%

Total Operating Expenses	8.8	6.9%	4.2	6.0%	109.5%	8.8	6.9%	6.0	46.7%	8.8	6.8%

Income from Operations	26.1	20.4%	5.5	8.0%	374.5%	26.1	20.4%	27.2	-4.0%	26.1	20.4%

Other Income (Expenses), Net	0.0	0.0%	(1.7)	-2.4%	-100.0%	0.0	0.0%	(0.3)	-100.0%	(0.1)	-0.1%

Income before Income Tax and Minority Interest	26.1	20.4%	3.8	5.6%	586.8%	26.1	20.4%	26.9	-3.0%	26.0	20.3%

Income Tax Credit (Expenses)	3.6	2.8%	0.5	0.8%	620.0%	3.6	2.8%	(2.3)	-256.5%	3.6	2.8%

Income before Minority Interest	29.7	23.2%	4.3	6.4%	590.7%	29.7	23.2%	24.6	20.7%	29.6	23.1%

Minority Interest	(11.5)	-9.0%	(1.2)	-1.8%	858.3%	(11.5)	-9.0%	(8.6)	33.7%	(11.4)	-8.9%

Pre-acquisition earnings	0.8	0.6%	—	—		0.8	0.6%	—		0.8	0.6%

Net income	19.0	14.8%	3.1	4.6%	512.9%	19.0	14.8%	16.0	18.8%	19.0	14.8%

Earnings Per Share	0.32		0.05			0.32		0.27		0.32

Shares Outstanding (’K)	59,863		58,873			59,863		59,759		59,863

Note (1) : Local currency values have been translated into U.S. dollars at the rate of 33.76 per U.S. dollar for the second quarter of 2004.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of June 30, 2004

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP								US GAAP
	Jun-04		Jun-03		YOY	Mar-04		QOQ	Jun-04
	USD	%	USD	%	Chg %	USD	%	Chg %	USD	%
ASSETS
Cash & Cash Equivalents	24.9	3.4%	23.7	4.7%	5.1%	46.9	7.1%	-46.9%	24.9	3.4%
Short Term Investments	62.2	8.5%	41.1	8.1%	51.3%	74.2	11.2%	-16.2%	61.8	8.4%
Accounts and Notes Receivables	106.6	14.4%	65.6	13.0%	62.5%	88.9	13.5%	19.9%	106.6	14.5%
Inventories	21.2	2.9%	7.5	1.5%	182.7%	12.0	1.8%	76.7%	21.2	2.9%
Other Current Assets	31.2	4.2%	20.9	4.1%	49.3%	45.1	6.8%	-30.8%	31.1	4.3%

Total Current Assets	246.1	33.4%	158.8	31.4%	55.0%	267.1	40.4%	-7.9%	245.6	33.5%

Investment in affiliates	23.2	3.2%	34.4	6.8%	-32.6%	18.9	2.9%	22.8%	23.2	3.2%

Net Property, Plant & Equipment	445.3	60.6%	284.2	56.2%	56.7%	359.3	54.3%	23.9%	444.7	60.5%
Intangible Assets	5.9	0.8%	5.1	1.0%	15.7%	5.5	0.8%	7.3%	5.9	0.8%
Other Assets	14.4	2.0%	23.3	4.6%	-38.2%	10.8	1.6%	33.3%	14.4	2.0%

Total Assets	734.9	100.0%	505.8	100.0%	45.3%	661.6	100.0%	11.1%	733.8	100.0%

LIABILITIES
Current Liabilities	176.1	24.0%	103.0	20.4%	71.0%	185.2	28.0%	-4.9%	176.1	24.0%
Long Term Liabilities	93.5	12.7%	113.5	22.4%	-17.6%	83.1	12.5%	12.5%	93.5	12.7%
Other Liabilities	23.3	3.2%	7.4	1.5%	214.9%	15.6	2.4%	49.4%	23.4	3.2%

Total Liabilities	292.9	39.9%	223.9	44.3%	30.8%	283.9	42.9%	3.2%	293.0	39.9%

Minority Interest	187.8	25.5%	85.6	16.9%	119.4%	147.0	22.2%	27.8%	187.7	25.6%

SHAREHOLDERS’ EQUITY
Capital Stock	0.6	0.1%	0.6	0.1%	0.0%	0.6	0.1%	0.0%	0.6	0.1%
Common Stock Option Warrants	4.0	0.5%	2.6	0.5%	53.8%	2.2	0.4%	81.8%	4.0	0.6%
Deferred Compensation	(2.5)	-0.3%	(1.6)	-0.3%	56.3%	(1.0)	-0.2%	150.0%	(2.5)	-0.3%
Capital Surplus	232.8	31.7%	226.5	44.8%	2.8%	229.6	34.7%	1.4%	221.3	30.1%
Legal Surplus	5.6	0.8%	5.6	1.1%	0.0%	5.6	0.8%	0.0%	5.6	0.8%
Retained Earnings	14.8	2.0%	(37.2)	-7.4%	-139.8%	(4.2)	-0.6%	-452.4%	25.2	3.4%
Treasury Stock-Subsidiaries	0.0	0.0%	0.0	0.0%	0.0%	0.0	0.0%	0.0%	0.0	0.0%
Cumulated Translation Adjustment	(1.1)	-0.2%	(0.2)	0.0%	450.0%	(2.1)	-0.3%	-47.6%	(1.1)	-0.2%

Total Equity	254.2	34.6%	196.3	38.8%	29.5%	230.7	34.9%	10.2%	253.1	34.5%

Total Liabilities & Shareholders’ Equity	734.9	100.0%	505.8	100.0%	45.3%	661.6	100.0%	11.1%	733.8	100.0%

Note (1) : Local currency amounts have been translated into U.S. dollars at the rate of 33.76 per U.S. dollar at the end of June, 2004.